



Subject to Completion
Preliminary Term Sheet dated
September 3, 2014

Filed Pursuant to Rule 433
Registration Statement No. 333-180289
(To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement EQUITY INDICES LIRN-2 dated September 23, 2013)

Units
$10 principal amount per unit
CUSIP No.

Pricing Date*	September , 2014
Settlement Date*	September , 2014
Maturity Date*	September , 2020

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Leveraged Index Return Notes® Linked to the Dow Jones Industrial Average℠

- Maturity of approximately six years
- [105% to 125%] leveraged upside exposure to increases in the Index
- 1-to-1 downside exposure to decreases in the Index beyond a 25% decline, with up to 75% of the principal amount at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- No listing on any securities exchange

Enhanced Return

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES LIRN-2.

The estimated initial value of the notes on the pricing date is expected to be between $9.10 and $9.60 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$ 10.00	$
Underwriting discount(1)(2)	$ 0.25	$
Proceeds, before expenses, to HSBC	$ 9.75	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
September , 2014



Enhanced Return

Summary

The Leveraged Index Return Notes® Linked to the Dow Jones Industrial Average[SM], due September , 2020 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return if the Ending Value (as determined below) of the Market Measure, which is the Dow Jones Industrial Average[SM] (the "Index"), is greater than the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Participation Rate). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately six years
Market Measure:	Dow Jones Industrial Average[SM] (Bloomberg symbol: "INDU"), a price return index.
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-17 of product supplement EQUITY INDICES LIRN-2.
Threshold Value:	75% of the Starting Value, rounded to two decimal places.
Participation Rate:	[105% to 125%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value - Starting Value}}{\text{Starting Value}}\right)\right]$$

No ↓

Is the Ending Value greater than or equal to the Threshold Value?

Yes → You will receive per unit: $10

No → You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value - Ending Value}}{\text{Starting Value}}\right)\right]$$

In this case, you will receive a payment that is less, and possibly significantly less, than the principal amount per unit.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement EQUITY INDICES LIRN-2 dated September 23, 2013:
  http://www.sec.gov/Archives/edgar/data/83246/000114420413051938/v355568_424b5.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek 100% principal protection or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Enhanced Return

Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.

Leveraged Index Return Notes®


Notes Return at Maturity
70%
60%
50%
40%
30%
20%
10%
0%
−10%
−20%
−30%
−40%
−50%
−60%
−70%
−70% −60% −50% −40% −30% −20% −10% 0% 10% 20% 30% 40% 50% 60% 70%
Market Measure Movement

This graph reflects the returns on the notes, based on a Participation Rate of 115% (the midpoint of the Participation Rate range of [105% to 125%]) and a Threshold Value of 75% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Participation Rate, Ending Value, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 75 and a Participation Rate of 115%. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$2.500	-75.00%
50.00	-50.00%	$7.500	-25.00%
65.00	-35.00%	$9.000	-10.00%
75.00(3)	-25.00%	$10.000	0.00%
80.00	-20.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
94.00	-6.00%	$10.000	0.00%
97.00	-3.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
102.00	2.00%	$10.230	2.30%
105.00	5.00%	$10.575	5.75%
110.00	10.00%	$11.150	11.50%
120.00	20.00%	$12.300	23.00%
130.00	30.00%	$13.450	34.50%
140.00	40.00%	$14.600	46.00%
150.00	50.00%	$15.750	57.50%
160.00	60.00%	$16.900	69.00%

(1) The Redemption Amount per unit is based on the **hypothetical** Participation Rate.

(2) The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

(3) This is the **hypothetical** Threshold Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.





Leveraged Index Return Notes®

Linked to the Dow Jones Industrial Average^{SM}, due September , 2020

Redemption Amount Calculation Examples

Example 1

The Ending Value is 65.00, or 65.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 75.00

Ending Value: 65.00

$$\$10 - \left[\$10 \times \left(\frac{75-65}{100}\right)\right] = \$9.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 75.00

Ending Value: 90.00

Redemption Amount (per unit) = **$10.00**, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 150.00

$$\$10 + \left[\$10 \times 115\% \times \left(\frac{150-100}{100}\right)\right] = \text{\textbf{\$15.75}} \text{ Redemption Amount per unit}$$

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-10 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

- You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

- While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.



- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES LIRN-2.

Enhanced Return

The Index

We have derived all information relating to the Dow Jones Industrial Average^{SM} (the "Index"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

On March 18, 2010, CME Group Inc. and Dow Jones announced the launch of a new joint venture company, CME Group Index Services LLC ("CME Group"). CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Group, which continues to do business as Dow Jones Indexes and includes the Dow Jones Industrial Average.

Dow Jones Publishes the Index

The Index is a price-weighted index of 30 blue-chip stocks that represent nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care.

According to Dow Jones, the composition of the Index is determined by the Averages Committee, comprised of the managing editor of *The Wall Street Journal*, the head of Dow Jones Indexes research and the head of CME Group Inc. research. There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company's stock to be included in the Index, the editors look for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the Index is also a consideration in the selection process. The inclusion of any particular company in the Index does not constitute a prediction as to the company's future results of operations or stock market performance. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the Index are reviewed on an as-needed basis. For the sake of continuity, changes to the composition of the Index are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire Index is reviewed by the managing editor of *The Wall Street Journal,* the head of Dow Jones Indexes research, and the head of CME Group research. As a result, multiple component changes are often implemented simultaneously.

The Index does not reflect the payment of dividends on the stocks included in the Index.

Computation of the Index

The Index is a price-weighted index rather than market capitalization-weighted index. In essence, the Index consists of one share of each of the 30 stocks included in the Index. Thus, the weightings of the components of the Index are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

The Index is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the Index. The divisor is now designed to keep the Index constant through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the Index. Accordingly, the divisor is no longer equal to the number of components in the Index.

The formula for calculating a divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C^a_t / \Sigma C_t$$

Where:

D_{t+1} is the divisor to be effective on trading session t+1

D_t is the divisor on trading session t

C^a_t is the components' adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

C_t is the components' closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the Index, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the Index.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through July 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 27, 2014, the closing level of the Index was 17,122.01.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to HSBC or to one of its affiliates, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities and certificates of deposit, including the notes. The license agreement requires this term sheet to state as follows:

The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial Average[SM] to track general stock market performance. Dow Jones's only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Dow Jones and of the Dow Jones Industrial Average[SM] which is determined, composed and calculated by Dow Jones without regard to HSBC or the notes. Dow Jones has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Dow Jones Industrial Average[SM]. Dow Jones is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

Enhanced Return

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to LIRNs" beginning on page PS-6 and "Use of Proceeds" on page PS-15 of product supplement EQUITY INDICES LIRN-2.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Under proposed Treasury regulations, a "dividend equivalent" payment (as discussed in the product supplement) includes payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instrument. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents. However, the Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the Federal Register of final regulations addressing dividend equivalent withholding.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES LIRN-2.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Leveraged Index Return Notes®" and "LIRNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.